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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                             ---------------------

                                TRIAD PARK, LLC
                              (Name of the Issuer)
                             ---------------------
                              TPL ACQUISITION, LLC
                      (Name of Person(s) Filing Statement)
                             ---------------------
                       MEMBERSHIP INTERESTS, NO PAR VALUE
                         (Title of Class of Securities)

                                   895814101
                     (CUSIP Number of Class of Securities)
                             ---------------------
                             MURRAY A. INDICK, ESQ.
                       MANAGING DIRECTOR, GENERAL COUNSEL
                       RICHARD C. BLUM & ASSOCIATES, L.P.
                        900 MONTGOMERY STREET, SUITE 400
                        SAN FRANCISCO, CALIFORNIA 94133
                           TELEPHONE: (415) 434-1111
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                             ---------------------

This Statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

     Check the following box if the soliciting materials statement referred to in checking box (a) are preliminary copies. [ ]

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*  AMOUNT OF FILING FEE**
     $31,852,737              $6,370.55

---------------

 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase by TPL ACQUISITION, LLC of 17,695,965 Shares (defined below) of the Issuer at a price per Share of $1.80 net to the seller in cash. Such number of Shares represents all of the Shares outstanding as of March 28, 1998, other than Shares held directly or indirectly by Richard C. Blum & Associates, L.P. and Richard C. Blum.

**   1/50th of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:               N/A
Form or Registration No.:             N/A
Filing Party:                         N/A
Date Filed:                           N/A

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

                                  TENDER OFFER

     This Rule 13e-3 Transaction Statement is filed by TPL Acquisition, LLC, a Delaware limited liability company (the "Purchaser"), relating to the offer by the Purchaser to purchase all of the outstanding membership interests, no par value (the "Membership Interests") of Triad Park, LLP (the "Issuer"), including the associated rights to purchase Membership Interests issued pursuant to the Company's Rights Plan (as such term is defined in the Offer to Purchase, dated April 1, 1998 (the "Offer to Purchase")) (the "Rights" and together with the Membership Interests, the "Shares"), at a price of $1.80 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, as may be thereafter amended, collectively constitute the "Offer").

     The cross reference sheet below is being supplied pursuant to Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1, filed by the Purchaser with the Securities and Exchange Commission contemporaneously herewith (the "Schedule 14D-1"), of the information required to be included in response to Items of this Schedule 13E-3. The information in the Schedule 14D-1 is incorporated herein by reference.

     Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in Exhibit (a)(1) hereto, the Offer to Purchase.

                             CROSS REFERENCE SHEET

                         WHERE LOCATED IN THE SCHEDULE

ITEM IN SCHEDULE 13E-3                                              14D-1
----------------------                                              -----
Items 1(a)-(c)..............................................  Items 1(a)-(c)
Items 1(d)-(f)..............................................  *
Item 2......................................................  Item 2
Item 3(a)(1)................................................  Item 3(a)
Item 3(a)(2)................................................  Item 3(b)
Item 3(b)...................................................  *
Item 4(a)...................................................  *
Item 4(b)...................................................  **
Item 5......................................................  Item 5
Item 6(a)...................................................  Item 4(a)
Item 6(b)...................................................  *
Item 6(c)...................................................  Item 4(b)
Item 6(d)...................................................  Item 4(c)
Item 7(a)...................................................  Item 5
Item 7(b)...................................................  **
Items 7(c)-(d)..............................................  *
Items 8(a)-(e)..............................................  *
Item 8(f)...................................................  **
Items 9(a)-(c)..............................................  *
Item 10(a)..................................................  Item 6(a)
Item 10(b)..................................................  Item 6(b)
Item 11.....................................................  Item 7
Item 12.....................................................  *
Item 13(a)..................................................  *
Items 13(b)-(c).............................................  **
Item 14(a)..................................................  *
Item 14(b)..................................................  **
Item 15(a)..................................................  **

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
ITEM IN SCHEDULE 13E-3                                              14D-1
----------------------                                              -----
Item 15(b)..................................................  Item 8
Item 16.....................................................  Item 10(f)
Item 17(a)..................................................  *
Items 17(b)-(c).............................................  Items 11(b)-(c)
Item 17(d)..................................................  *
Item 17(e)..................................................  *
Item 17(f)..................................................  Item 11(f)

---------------

 * Information in response to these Items of this Schedule 13E-3 is not required to be included in the Schedule 14D-1.

** Not applicable.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the issuer is Triad Park, LLP, a Delaware limited liability company (the "Company"). The address of the Company's principal executive offices is 3055 Triad Drive, Livermore, California 94550.

     (b) The class of equity security to which this Rule 13e-3 Transaction Statement relates is the membership interests, no par value, of the Company (the "Membership Interests"), including the associated rights to purchase Membership Interests issued pursuant to the Company's Rights Plan (the "Rights" and together with the Membership Interests, the "Shares"). As of February 20, 1998, the Company had approximately 1,400 shareholders of record. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "The Tender Offer -- Price Range of Shares; Distributions on the Shares" is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "The Tender Offer -- Price Range of the Shares; Distributions on the Shares" is incorporated herein by reference. To the best of RCBA's and the Purchaser's knowledge, there are no restrictions on the Issuer's present or future ability to pay dividends.

     (e) Not applicable

     (f) None.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(g) The answer to Item 2 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)-(b) The answer to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "Introduction" and "The Tender Offer -- Terms of the Offer" is incorporated herein by reference.

     (b) None.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The answer to Items 5(a)-(g) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     (a) The answer to Item 4 of the Schedule 14D-1 is incorporated herein by reference.

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     (b) The information set forth in the Offer to Purchase under "The Tender
Offer -- Fees and Expenses" is incorporated herein by reference. The Company has not paid and will not be responsible for paying any of the expenses incurred or estimated to be incurred in connection with the Rule 13e-3 transaction.

     (c) The information set forth in the Offer to Purchase under "The Tender Offer -- Source and Amount of Funds" is incorporated herein by reference.

     (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth in the Offer to Purchase under "Introduction," "Special Factors -- Purpose and Structure of the Offer" and "The Tender Offer -- Effect of the Offer on the Market for the Shares; Exchange Act Registration" is incorporated herein by reference.

     (b)-(c) The information set forth in the Offer to Purchase under "Introduction," "Special Factors -- Background," "-- Discussions with Third Parties" and "-- Purpose and Structure of the Offer" is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "Introduction," "Special Factors -- Purpose and Structure of the Offer,"
"-- Certain Effects of the Offer," "-- Certain Federal Income Tax Consequences" and "The Tender Offer -- Effect of the Offer on the Market for the Shares, Exchange Act Registration" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a)-(b) The Information set forth in the Offer to Purchase under "Special Factors -- Background," "-- Discussions with Third Parties," "-- Sedway Report," "Board Approval of RCBA Merger Agreement and TKG Merger Agreement," "-- No Fairness Opinion," "-- No Recommendation" and "-- Perspective of the Managers and the Purchaser on the Offer" is incorporated herein by reference.

     (c) The transaction is not structured such that approval of at least a majority of unaffiliated security holders is required. The Rule 13e-3 transaction is based on a waivable condition that there be validly tendered and not withdrawn prior to the expiration date of the Offer that number of Shares that would constitute a majority of all outstanding Shares when combined with the Shares held by Richard C. Blum & Associates, L.P., a California Limited Partnership ("RCBA") and Richard C. Blum.

     (d) The information set forth in the Offer to Purchase under "Special Factors -- Perspective of the Managers and the Purchaser on the Offer" is incorporated herein by reference.

     (e) The information set forth in the Offer to Purchase under "Special Factors -- No Recommendation" is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase under "Special Factors -- Background" and "-- Discussions with Third Parties" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) The information set forth in the Offer to Purchase under "Special Factors -- Background," "-- Discussions with Third Parties," "-- Sedway Report," "-- No Fairness Opinion" and "-- Board Approval of RCBA Merger Agreement and TKG Merger Agreement" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "Special Factors -- Sedway Report," and "-- Board Approval of RCBA Merger Agreement and TKG Merger Agreement" is incorporated herein by reference.

     (c) The Sedway Report shall, upon request, be made available for inspection and copying at the principal executive offices of RCBA during its regular business hours by any interested holder of Shares or any such holder's representative who has been so designated in writing.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The information set forth under "The Tender Offer -- Certain Information Concerning the Company -- Certain Interests in the Shares" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the Offer to Purchase under "The Tender
Offer -- Certain Information Concerning the Company -- Certain Interests in the Shares" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) After making reasonable inquiry, neither the Purchaser nor RCBA knows whether any executive officer, director or affiliate of the Company or any person enumerated in General Instruction C to Schedule 13E-3 will tender Shares owned by such person or entity pursuant to the Offer.

     (b) The information set forth in the Offer to Purchase under "Special Factors -- No Recommendation" and " -- Perspective of the Managers and the Purchaser on the Offer" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTIONS.

     (a) The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

     (b)-(c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a)(1)-(2) The information set forth in the "Item 7. Financial Statements" section of Annex I to the Offer to Purchase is incorporated herein by reference.

     (a)(3)-(4) The information set forth in the Offer to Purchase under "The Tender Offer -- Certain Information Concerning the Company -- Certain Financial Information" is incorporated herein by reference.

     (b) Not Applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) None.

     (b) The answer to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

     The answer to Item 10 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a)     None.
(b)     Sedway Report, dated July 27, 1997.
(c)     None.
(d)(1)  Offer to Purchase, dated April 1, 1998.
(d)(2)  Letter of Transmittal with respect to the Shares.
(d)(3) Letter from Georgeson & Company Inc. to brokers, dealers, banks, trust companies and nominees.
(d)(4) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their Clients.
(d)(5)  Notice of Guaranteed Delivery.
(d)(6)  IRS Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
(e)     Not applicable.
(f)     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 1998

         RICHARD C. BLUM & ASSOCIATES, L.P.                       RICHARD C. BLUM & ASSOCIATES, INC.

              By:    /s/ MURRAY A. INDICK                         By:     /s/ MURRAY A. INDICK
                 ----------------------------------                   ----------------------------------
                         Murray A. Indick                                     Murray A. Indick
                         Managing Director                             Managing Director, General Counsel
                        and General Counsel                                    and Secretary

                                                                  By:      /s/ MURRAY A. INDICK
                TPL ACQUISITION, LLC                                 ---------------------------------------
       By: Richard C. Blum & Associates, L.P.                                 RICHARD C. BLUM
                 Its Managing Member
                                                                  By: Murray A. Indick, Attorney-in-Fact

       By: Richard C. Blum & Associates, Inc.,
              its sole general partner

              By: /s/ MURRAY A. INDICK
                 ------------------------------
                  Murray A. Indick
                  Managing Director
                 and General Counsel

              PELL DEVELOPMENT COMPANY
                                                                  By:       /s/ JOSEPH PELL
              By:    /s/ JOSEPH PELL                                 ---------------------------------------
                  -------------------------------                               Joseph Pell
                        Joseph Pell
                           Owner                                  By:        /s/ EDA PELL
                                                                     ----------------------------------------
                                                                                 Eda Pell

                               INDEX TO EXHIBITS

                                                                       SEQUENTIALLY
EXHIBIT                                                                  NUMBERED
NUMBER                             EXHIBIT                                PAGES
-------                            -------                             ------------
(a)      None.
(b)      Sedway Report, dated July 27, 1997.
(c)      None.
(d)(1)   Offer to Purchase, dated April 1, 1998.
(d)(2)   Letter of Transmittal with respect to the Shares.
(d)(3)   Letter from Georgeson & Company Inc. to brokers, dealers,
         banks, trust companies and nominees.
(d)(4)   Letter to be sent by brokers, dealers, banks, trust
         companies and nominees to their Clients.
(d)(5)   Notice of Guaranteed Delivery.
(d)(6)   IRS Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(e)      Not applicable.
(f)      Not applicable.